EXHIBIT 4.3

REED ELSEVIER GROUP PLC

RULES OF THE REED ELSEVIER GROUP PLC
SHARE OPTION SCHEME

(Approved by the shareholders of Reed Elsevier PLC
in general meeting on  8 April 2003)

(Approved by the shareholders of Reed Elsevier NV
in general meeting on 9 April 2003)

(Approved by the Directors on 29 January 2004)

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THE REED ELSEVIER GROUP PLC

SHARE OPTION SCHEME

1.

DEFINITIONS

1.1

In these Rules the following words and expressions have the following meanings except where the context otherwise requires:-

Adoption Date means 8 April 2003;

Auditors means the auditors for the time being of the Scheme Organiser and, where the context requires, of one or both Qualifying Companies;

Board means the Board of Directors for the time being of the Scheme Organiser;

the Committee means the remuneration committee of the Board, or other duly authorised committee thereof;

Control has the meaning ascribed thereto in Section 840 of ICTA;

Constituent Company means the Scheme Organiser or any other company to which for the time being the Scheme is expressed to extend;

Date of Grant means the date on which the Committee resolves to grant an Option in accordance with the terms of Rule 4;

Dutch Share means an ordinary share in the capital of RE NV;

Eligible Employee means any employee or full time executive director of any member of the Group who is required to devote substantially the whole of his or her working time to the business of the Group;

Employment means employment with any Constituent Company or Constituent Companies;

General Offer means an offer for Shares as specified in Rule 7.1;

the Group means the Scheme Organiser and every company which is under the Control of the Scheme Organiser;

ICTA means the Income and Corporation Taxes Act 1988;

Issue or Reorganisation means any capitalisation issue or rights issue or any consolidation, sub-division or reduction or other variation of capital or reserves by a Qualifying Company;

ITEPA means the Income Tax (Earnings and Pensions) Act 2003;

Option means the right granted to a Participant on any particular Date of Grant to obtain Shares in accordance with the Rules of the Scheme;

Option Price means the price for the acquisition of a Share comprised in any Option which, subject to Rule 6, is not less than the higher of:-

(i)

if the Shares are to be subscribed, the nominal value of a Share;

(ii)

in the case of a UK Share an amount equal to the middle market quotation of a UK Share on the Date of Grant of the Option as ascertained from The Daily Official List of The London Stock Exchange or if Rule 7.6 has been applied, such amount as is the acquisition price determined under that rule of a share in the company whose shares are scheme shares under the new rights; and

(iii)

in the case of a Dutch share the closing price for a Dutch Share on the Amsterdam Stock Exchange on the Date of Grant or if Rule 7.6 has been applied, such amount as is the acquisition price determined under that rule of a share in the company whose shares are scheme shares under the new rights;

Participant means any person who has been granted an Option which has not lapsed in accordance with the provisions of Rule  and includes, where the context so admits, the legal personal representatives of any such person;

Qualifying Company means each of RE PLC and RE NV;

RE NV means Reed Elsevier NV;

RE PLC means Reed Elsevier PLC;

Redundancy means dismissal by reason of redundancy within the meaning of the Employment Rights Act 1996;

Retirement means the cessation of Employment in circumstances which the Committee regards as retirement (whether at normal retirement age or at any other age);

Scheme means this Scheme, in its present form or with and subject to any amendment thereto effected in accordance with the Rules;

Scheme Organiser means Reed Elsevier Group plc registered in England No.2746616 by whatever name known from time to time;

Share means a UK Share or an Dutch Share and shareholder shall be construed accordingly;

Share Option Scheme means any share option scheme adopted by the shareholders of RE PLC, RE NV or the Scheme Organiser in General Meeting; and

UK Share means an ordinary share in the capital of RE PLC.

1.2

Words importing the singular shall include the plural and vice versa and words importing the masculine shall include the feminine.

1.3

Any reference to a statutory provision shall be deemed to include that provision as the same may from time to time hereafter be amended or re-enacted.

2.

ELIGIBILITY

2.1

No person shall be entitled as of right to participate in the Scheme.  Subject thereto, the Committee shall in its absolute discretion, subject to the Rules, decide from time to time which Eligible Employee or Employees shall have the opportunity to participate and the extent of the participation.

3.

LIMITS ON NUMBER OF SCHEME SHARES

3.1

Options may be satisfied using:

(a)

existing issued Shares, in which case Rule  shall apply; or

(b)

new Shares issued to the Participant at the time of exercise, in which case Rules  and  shall apply.

3.2

Where Options are to be satisfied using existing issued Shares, the Scheme Organiser shall provide (and shall procure, where appropriate, that any member of the Group which employs Participants shall provide) sufficient monies to enable sufficient Shares to satisfy all Options to be acquired.

3.3

Where Options are to be satisfied using new Shares issued by RE PLC no Option shall be granted to the extent that the result of that grant would be that the aggregate number of  UK Shares that could be issued on the exercise of that Option and any other Options granted at the same time, when added to the number of UK Shares that:

(i)

could be issued on the exercise of any other subsisting share options granted during the preceding ten years under any Share Option Scheme (including Options under the Scheme);

(ii)

have been issued on the exercise of any share options granted during the preceding ten years under any Share Option Scheme (including Options under the Scheme);

(iii)

could be issued on the exercise of any other rights to acquire shares granted during the preceding ten years under any profit sharing or other employee share incentive scheme (not being a Share Option Scheme); and

(iv)

have been issued during the preceding ten years under any profit sharing or other employee share incentive scheme (not being a Share Option Scheme),

would exceed 10 per cent of the ordinary share capital of the Qualifying Company for the time being in issue,

PROVIDED THAT Shares which may be issued on exercise of options under the Reed Elsevier plc Senior Executive Long Term Incentive Scheme (approved by the shareholders of RE NV in general meeting on 26 April 2000 and by the shareholders of RE PLC in general meeting on 27 April 2000) shall not count against the equity dilution limit in this rule  (as provided in rule 3.1 of the rules of that scheme).

3.4

The number of Dutch Shares which may be issued pursuant to Awards granted under the Scheme from time to time shall be agreed between the Committee and RE NV before such Awards are granted PROVIDED THAT the percentage referred to in Rule   above in relation to RE PLC shall apply in relation to RE NV.

3.5

Reference in this Rule  to the issue of Shares shall, for the avoidance of doubt, mean the issue and allotment (but not transfer) of Shares.

4.

GRANT OF OPTIONS

4.1

Subject as hereinafter provided, the Committee may adopt such procedure as it thinks appropriate for granting Options to designated Eligible Employees.  Immediately prior to the granting of any Options the Committee may, in its absolute discretion, enter into a deed poll recording its intention to grant Options and agreeing to be bound by the option certificates issued pursuant to Rule  below.  If the Committee does not enter into a deed poll, Options shall be granted under the Scheme Organiser’s seal or otherwise to take effect as a deed.

4.2

The Eligible Employee shall become entitled to the Option immediately upon grant and the Committee shall as soon as practicable thereafter send the Participant the option certificate.

4.3

Notwithstanding sub-rule  of this Rule Options may only be granted within the period of 42 days after:

(a)

the release of the Qualifying Companies' interim and/or final results in any year on or after 1 January 2004; or

(b)

following the day on which the Committee resolves that exceptional circumstances exist which justify the grant of Options.

4.4

The number of Options available for grant will be restricted by reference to the underlying performance of the Group’s business.  For these purposes the Committee intends to measure corporate performance by reference to the arithmetic mean of the Qualifying Companies’ earnings per share (EPS) growth over the three financial years prior to the grant to determine the number of Shares over which Options may be granted in any Financial Year as set out in Schedule 1.

4.5

The Committee may (and in the case of Participants who are executive directors of the Scheme Organiser or a Qualifying Company shall) impose objective conditions  which must, unless otherwise stated in the rules of this Scheme, be satisfied prior to the exercise of Options.  Such conditions shall consist of the conditions set out in  to this Scheme.

4.6

The form for the time being of any certificate or other document shall be subject to the terms and conditions of the Scheme contained herein and shall be in such form as the Scheme Organiser may determine.

4.7

No Option shall be granted under the Scheme later than the tenth anniversary of the Adoption Date.

4.8

For the avoidance of doubt, the Committee may in its absolute discretion make more than one offer to any individual Eligible Employee to participate in the Scheme in any 42 day period referred to in Rule  above.

4.9

An Option may be granted subject to such conditions of exercise for payment of income tax, employee’s national insurance contributions and employer’s national insurance contributions liability as the Board may determine (including the right to sell on the Participant’s behalf sufficient Shares to satisfy any liability to taxation of employee’s national insurance contributions or employer’s national insurance contributions) and if any condition is imposed relating to the assumption, payment or reimbursement by the Participant of employer’s national insurance contributions liability, such condition shall comply with any applicable legislation or regulations and the Board shall be entitled to waive in whole or in part the Participant’s obligation in respect of such liability.

5.

TERMS OF OPTIONS

Non-transferability

5.1

No Option granted under the Scheme may be transferred, assigned, charged or otherwise alienated.

Period of Option and when Exercisable

5.2

Save as otherwise permitted in these rules, an Option may only be exercised if any performance conditions imposed under rule  have been fulfilled or waived in accordance with these rules.

5.3

An Option shall be capable of being exercised, but subject as hereinafter provided, at any time following the earliest of:-

(a)

the date three years from the Date of Grant thereof;

(b)

the Participant ceasing to be in Employment by reason of his death, injury, disability, Redundancy or Retirement;

(c)

the Participant ceasing to be in Employment in circumstances other than those referred to in sub-rule  of this Rule, if the Committee (acting fairly and reasonably) has, in its absolute discretion, resolved that such an exercise shall be permitted;

(d)

the date on which the Participant, being female, ceases to be entitled to exercise any statutory or contractual right to resume Employment after an absence due to pregnancy or confinement;

(e)

the occurrence of the circumstances mentioned in Rules ,  or  relating to general offers, schemes of arrangement and voluntary winding up.

5.4

Where an option is exercisable earlier than the date three years from the Date of Grant by reason of rule , , or  above then the Committee (acting fairly and reasonably) shall at its discretion (or as set out in the documentation applicable to that Option at that Date of Grant) determine the extent to which any Option which has not already lapsed or been exercised shall be exercisable (and the Committee (acting fairly and reasonably) may make adjustments to the performance conditions and/or scale down the number of Shares which may vest as it thinks fit).

Lapse of Option

5.5

An Option shall lapse to the extent that it has not been exercised by the earliest of:-

(a)

the tenth anniversary of the Date of Grant thereof or, if the Participant dies prior to the said tenth anniversary, the expiry of twelve months from the date of his death;

(b)

the expiry of twelve months from the date of death of a Participant;

(c)

the expiry of six months from the date on which the Participant ceases to be in Employment (A) by reason of his injury, disability, Redundancy or (B) in other circumstances where the Committee exercises its discretion under sub-rule  of this Rule provided that in the event of the death within the said period of six months of a Participant who has ceased to be in Employment in the circumstances referred to in (A) or (B) of this sub-rule  the Option shall not lapse, subject as provided in sub-rule  or  of this Rule, until the expiry of twelve months from the date of his death;

(d)

in the case of a female Participant to whom sub-rule  of this Rule applies the expiry of six months from the latest date on which she could have exercised the statutory right to resume Employment after an absence due to pregnancy or confinement provided that in the event of her death within the said period of six months the Option shall not lapse, subject as provided in sub-rule (f) or (g) of this Rule until the expiry of twelve months from the date of her death;

(e)

the expiry of two years from the date on which the Participant ceases to be in Employment by reason of Retirement;

(f)

the expiry of the periods referred to in Rule  and  following a general offer being made or the period in Rule  in the event of a scheme of arrangement;

(g)

the expiry of the period during which the Option may be treated as having been exercised pursuant to Rule , in the event of a members' voluntary winding up of any Qualifying Company;

(h)

the date on which the Participant ceases to be in Employment in any circumstances other than those referred to in sub-rules (b), (c), or (d) of this Rule  unless (being female) she is entitled to exercise and subsequently does exercise the statutory right to resume Employment after an absence due to pregnancy or confinement.

Provided that the Committee (acting fairly and reasonably) may in its absolute discretion extend the periods of six months specified in sub-rules (c) and (d) above and the period of two years specified in sub rule (e) above to such longer period as it may determine, being a period which expires on or before the date which is three years and six months after the later of the Date of Grant and the date on which an Option was last exercised in whole or in part by the Participant.

Manner of Exercise of Options

5.6

Subject as hereinbefore provided an Option shall be exercised by notice in writing given by the Participant to the Scheme Organiser (and, if the Scheme Organiser determines, to the Qualifying Company whose Shares are comprised in the Option and/or, where Shares are to be transferred on exercise of an Option, to the person holding the Shares to which the Option relates), specifying that the Option is thereby exercised and the number of Shares in respect of which it is exercised and such notice shall be accompanied by the relevant option certificate(s) and payment of (or other appropriate undertaking to provide) the Option Prices of the Shares in respect of which the Option is exercised.  Within 30 days after receipt by the Scheme Organiser of such notice, certificate(s) and payment (and subject to the provisions and the requirements of any applicable enactment or regulation) the Scheme Organiser shall procure that (i) the relevant Qualifying Company shall allot the Shares in respect of which the Option has been exercised to the former Participant (or his nominee if he so directs), or (ii) such Shares are transferred to him (or his nominee).  Within the same period, a Share Certificate or other appropriate evidence of title shall be issued to the Participant (or his nominee).  Any allotment made at a time when Shares are quoted upon a relevant stock exchange ex dividend, ex rights or ex any other distribution shall be made upon terms that the Shares so allotted are not entitled to participate in the relevant dividend, rights or other distribution but the Shares so allotted shall in all other respects rank pari passu with the other issued Shares of the same class.  An Option may be exercised in whole or in part and in the event of an Option being exercised in part only, the relevant option certificate shall be cancelled and a new option certificate setting forth the date on which the Option was last exercised and the number of Shares in respect of which the Option has not been exercised shall be delivered by the Scheme Organiser to the Participant.

Listing

5.7

While any Option to subscribe for Shares remains unexercised and has not lapsed the Scheme Organiser shall procure that the relevant Qualifying Company shall keep available sufficient unissued Shares to satisfy outstanding Options.  On the exercise of any Option in respect of which UK Shares are to be allotted RE PLC shall apply to The London Stock Exchange for those Shares to be admitted to The Official List, and in the case of Dutch Shares RE NV shall take all necessary steps to ensure that those Shares may be dealt in on the Amsterdam Stock Exchange.

Rights on Cessation of Employment

5.8

The rights and obligations of a Participant under the terms and conditions of his or her office or employment shall not be affected by his or her participation in the Scheme or any expectation or right which he or she believes he or she may have to participate in the Scheme.  An individual who participates in the Scheme waives all and any rights to compensation or damages in consequence of the termination of his or her office or employment with any company for any reason whatsoever (including upon breach of contract by the employer) insofar as those rights arise, or may arise, from his or her ceasing to have rights under or be entitled to exercise any Option under the Scheme as a result of such termination or from the loss or diminution in value of such rights or entitlements.  If necessary, the Participant’s terms of employment shall be deemed to be varied accordingly.

6.

ISSUE OR RE-ORGANISATION

6.1

In the event of:

(i)

any Issue or Reorganisation; or

(ii)

the implementation by a Qualifying Company of a demerger or the payment by a Qualifying Company of a super dividend which would otherwise materially affect the value of an Option,

the Exercise Price, the definition of Shares and the number of Shares comprised in an Option may be adjusted in such manner as the Board may determine, provided that:

(a)

no adjustment shall take effect without the prior approval of, in respect of an Option under which Shares are to be transferred, the person holding the Shares to which the Option relates, (such approval not to be unreasonably withheld);

(b)

no adjustment shall be made pursuant to this rule which would increase the aggregate Exercise Price of any Option;

(c)

except as provided in this sub-rule  no adjustment may have the effect of reducing the Exercise Price to less than the nominal value of a Share.  Where an Option subsists over both issued or unissued Shares any such adjustment may only be made if the reduction of the Exercise Price of Options over both issued and unissued Shares can be made to the same extent.  Any adjustment to the Exercise Price of Options over unissued Shares shall only be made if and to the extent that the Board shall be authorised to capitalise from the reserves of the Scheme Organiser a sum equal to the amount by which the nominal value of the Shares in respect of which the Option is exercisable exceeds the adjusted Exercise Price.  The Board may apply such sum in paying up such amount on such Shares and so that on exercise of any Option in respect of which such reduction shall have been made the Board shall capitalise such sum (if any) and apply the same in paying up such amount as aforesaid; and

(d)

no adjustment shall be made pursuant to this rule (other than on a capitalisation issue) unless and until the auditors for the time being of the Scheme Organiser (acting as experts not arbitrators) shall have confirmed in writing to the Board that such adjustment is in their opinion fair and reasonable.

1.

TAKEOVER

1.1

In the event of:-

(a)

a general offer being made to acquire the whole of the issued ordinary share capital of a Qualifying Company (or such part thereof as is not at the time owned by the offeror or any company controlled by the offeror and/or persons acting in concert with the offeror) and as a result of the general offer the offeror (and any such companies and/or persons as aforesaid) acquires Control of the Qualifying Company, or

(b)

a general offer being made to acquire the whole of the issued ordinary share capital of a Qualifying Company (or such part thereof as aforesaid) by any person who already owns beneficially (together with any company controlled by such person and/or persons acting in concert with him) more than fifty per cent. of the issued ordinary share capital of the Qualifying Company,

a Participant will, subject to the provisions of Rules , , Rule   and Rule , be entitled to exercise any Option held by him over Shares in the relevant Qualifying Company at any time during the period of six months following, in the case of an offer within sub-rule (a) above, the date of the acquisition therein mentioned or, if the offer was conditional, the later date on which the offer becomes unconditional and, in the case of an offer within sub-rule (b) above, the date on which the offer is made or, if the offer was conditional, the later date on which the offer becomes unconditional

1.2

Forthwith upon the said offer being posted to shareholders the relevant Qualifying Company, shall use all reasonable endeavours to procure that if a Participant is allotted or transferred Shares pursuant to the exercise of Options in accordance with Rule  above then insofar as such Shares were not the subject of the said general offer the party by whom the general offer was made shall offer to acquire from the Participant all those Shares upon the same terms as Shares of the same class were acquired under the general offer.

1.3

If the offeror becomes entitled under Sections 428 to 430 of the Companies Act 1985 to acquire any UK Shares (or there occurs in relation to RE NV an event entitling the offeror to acquire compulsorily Shares held by minority shareholders) the Committee shall notify each Participant thereof forthwith upon becoming aware that the offeror is so entitled and a Participant shall, subject to Rules  and  and Rule , be entitled to exercise all or any of the Options over Shares in that Qualifying Company which he holds at any time during the period of one month following such notification, and upon the expiry of such period all unexercised Options over such Shares will lapse,

1.4

The provisions of rules  to  shall  not apply in the event that either:

(a)

the person obtaining Control of a Qualifying Company is the other Qualifying Company or a company under the Control of the other Qualifying Company; or

(b)

the Qualifying Company remains under the ultimate control of the Shareholders of RE PLC or RE NV immediately prior to the relevant transaction affecting the Qualifying Company.

1.5

The provisions of rules  to  shall apply mutatis mutandis in the event that any person (either alone or together with any person acting in concert with him) obtains Control of the Scheme Organiser PROVIDED THAT Options shall not become exercisable under this rule  in the event that either:

(a)

the person obtaining Control of the Scheme Organiser is RE PLC or RE NV or a company under the Control of one or both of them; or

(b)

the Scheme Organiser remains under the ultimate control of the Shareholders of RE PLC or RE NV immediately prior to the relevant transaction affecting the Scheme Organiser.

In the event Options become exercisable under this rule , Options over Shares in both Qualifying Companies shall become exercisable.

1.6

If any company (the "acquiring company")

(a)

obtains Control of a Qualifying Company as a result of making:-

(i)

a general offer to acquire the whole of the issued share capital of that Qualifying Company which is made on a condition such that if it is satisfied the person making the offer will have Control thereof, or

(ii)

a general offer to acquire all the shares in that Qualifying Company which are of the same class as the scheme shares, or

(b)

obtains Control of a Qualifying Company in pursuance of a compromise or arrangement sanctioned by the court under Section 425 of the Companies Act 1985 (to the extent that such provision is, or is agreed with the Inland Revenue to be, applicable to the Qualifying Company), or

(c)

becomes bound or entitled to acquire Shares under Sections 428 to 430 of the Companies Act 1985 (to the extent that such provision is, or is agreed with the Inland Revenue to be, applicable to the Qualifying Company), any Participant may at any time within the appropriate period, by agreement with the acquiring company, release his Option over Shares in that Qualifying Company (hereinafter in this Rule  called "old rights") in consideration of the grant to him of rights (hereinafter in this Rule  called "new rights") which are equivalent to his Option but relate to shares in a different company (whether the acquiring company itself or some other company having control of that company, and subject where the old rights were subject to a performance condition under Rules 4.5 to such performance condition (if any) as the Committee may consider appropriate. The new rights shall not be regarded for the purpose of the Scheme as equivalent to the old rights unless:-

(i)

the new rights will be exercisable in the same manner as the old rights and subject to the provisions of the Scheme as it had effect immediately before the release of the old rights; and

(ii)

the total market value, immediately before the release, of the shares which were subject to the Participant's old rights is equal to the total market value, immediately after the grant of the shares in respect of which the new rights are granted to the Participant; and

(iii)

the total amount payable by the Participant for the acquisition of shares in pursuance of the new rights is equal to the total amount that would have been payable for the acquisition of shares in pursuance of the old rights.

The new rights shall for the purposes of the Scheme be treated as having been granted at the time when the old rights were granted. The new rights shall not lapse as a result of the operation of Rule 7.1 and/or 7.3 following the event permitting the grant of such new rights.  In relation to any new rights, references in Rules 1 and 5 to 11 of the Scheme to "Qualifying Company", "RE PLC" and "RE NV" shall (as appropriate) be construed as if references to the company whose shares are subject to the new rights and references to "Shares", "UK Shares" and "Dutch Shares" shall (as appropriate) be construed as if references to the shares subject to the new rights.

1.7

In the event that either:

(a)

the person obtaining Control of the Scheme Organiser or Qualifying Company is RE PLC or RE NV or a company under the control of one or both of them; or

(b)

the Scheme Organiser or Qualifying Company remains under the ultimate control of the Shareholders of RE PLC or RE NV immediately prior to the relevant transaction affecting the Scheme Organiser or Qualifying Company,

Options shall automatically be exchanged for new rights as set out in Rule .

2.

SCHEME OF ARRANGEMENT

2.1

If a court shall direct that a meeting of the holders of UK Shares be convened pursuant to section 425 of the Companies Act 1985 for the purposes of considering a scheme of arrangement involving the reconstruction of RE PLC or its amalgamation with any other company or companies then (unless rule  applies), a Participant may, subject to rule , exercise his Options in full in respect of UK Shares (without prejudice to the continuance of the Options in respect of Dutch Shares) between the date of the court’s direction and twelve noon on the day immediately preceding the date for which the shareholders’ meeting (the Relevant Date) is convened conditionally on the scheme of arrangement being either approved by the shareholders’ meeting or sanctioned by the court (as determined by the Committee in its absolute discretion) (the Relevant Condition).

2.2

Any Option which becomes exercisable under this rule  which is not exercised by twelve noon on the Relevant Date shall cease to be exercisable between that time and the first date on which it can be determined whether or not the Relevant Condition is satisfied.  If the Relevant Condition is not satisfied, Options shall continue.  If the Relevant Condition is satisfied Options shall, without prejudice to the operation of rule , lapse automatically on the date on which the scheme of arrangement is sanctioned by the court.

2.3

Where new Shares would be issued on exercise of an Option, the Committee shall endeavour to procure that, provided a Participant has conditionally exercised his Option as described in rule  above prior to twelve noon on the Relevant Date, the scheme of arrangement shall be extended to such Participant as if each Share in respect of which the Option was conditionally exercised had been allotted and issued to him by that time.

2.4

Without prejudice to the operation of rule , Options in respect of UK Shares shall not without the consent of the Committee be exercisable under the foregoing provisions if the purpose and effect of the scheme of arrangement is to create a new holding company for the Scheme Organiser or RE PLC, such company having substantially the same shareholders and proportionate shareholdings as those of the Scheme Organiser or RE PLC (as the case may be) immediately prior to the scheme of arrangement.

2.5

The provisions of rules  to  shall apply mutatis mutandis to Options in respect of Dutch Shares in the event that RE NV is subject to a legal process under Dutch law which is considered by the Committee to be broadly equivalent to section 425 of the Companies Act 1985.

3.

VOLUNTARY WINDING UP

3.1

If notice is duly given of a resolution for the voluntary winding-up of a Qualifying Company, an Option over shares in that Qualifying Company may, subject to rule ,  be exercised within two months from the date of resolution.

4.

PERFORMANCE CONDITIONS

4.1

Options shall only be exercised pursuant to rules ,  and , if and to the extent that any relevant performance condition imposed under rule  is met over the foreshortened period ending with the relevant event provided that any performance condition applicable to such Options may in these circumstances be modified in such manner as the Committee (acting fairly and reasonably) in its discretion considers appropriate if the Committee considers that the performance condition would be met to a greater or lesser extent at the testing date.

5.

ADMINISTRATION AND AMENDMENT

5.1

The Scheme shall be administered under the direction of the Committee who may at any time and from time to time by resolution and without other formality amend the Rules in any respect.  Provided that:-

(a)

no amendment shall operate to prejudice materially any rights already acquired by a Participant under the Scheme;

(b)

no amendment may be made except by or with the prior approval of an Ordinary Resolution of RE PLC in General Meeting (and, if appropriate, the prior approval of RE NV in General Meeting):-

(i)

to the basis of calculation of the Option Price;

(ii)

to the total number of Shares available for issue under the Scheme under Rule ;

(iii)

to the definitions of "Eligible Employee" "Employment" and "Issue or Reorganisation";

(iv)

to extend the periods specified in Rule  for invitations and applications for and the grant of Options;

(v)

to, or so as to, nullify or override, any of the provisions of Rules , , , , , ,  or this sub-rule  of this Rule.

(c)

notwithstanding the foregoing provisos any minor amendment may be made (i) to benefit the administration of the Scheme, to take account of a change in legislation or developments in the law affecting the Scheme or to obtain or maintain favourable tax, exchange control or regulatory treatment for Eligible Employees and Participants or any member of the Group or (ii) where the amendment in question has no direct bearing upon RE PLC (provided that the prior approval of the board of RE NV shall if appropriate be obtained to any amendment having direct bearing upon RE NV).

5.2

The Committee's decision on any matter concerning the Scheme shall be final and binding.

5.3

The cost of the operation of the Scheme (including but not limited to the costs relating to the issue of Shares upon the exercise of Options) shall be borne by the Scheme Organiser.

5.4

In any matter in which they are required to act hereunder the Auditors shall be deemed to be acting as experts and not as arbitrators and the Arbitration Act 1950 shall not apply hereto.

5.5

All notices under the Scheme shall be in writing and if to the Scheme Organiser, a Qualifying Company, the person holding any Shares to which an Option relates (if a company) or the Constituent Company shall be delivered to the relevant person or sent by first class post to its respective registered office for the time being, and if to a Participant, shall be delivered personally or sent by first class post to the Participant at the address which he shall give to his employer for the purpose, or failing any such address to his last known place of abode.  If a notice is sent by first class post it shall be deemed to be served on the first weekday (other than a Saturday or Bank Holiday) after such posting.

5.6

The Scheme Organiser and any other member of the Group may provide money to the trustees of any trust or any other person to enable them or him to acquire Shares to be held for the purposes of the Scheme, or enter into any guarantee or indemnity for those purposes, to the extent permitted by section 153 of the Companies Act 1985.

6.

TERMINATION

6.1

The Committee may at any time terminate the Scheme and in such event no further invitations to apply for Options will be made pursuant to Rule  but the subsisting rights of Participants will not thereby be affected.

6.2

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SCHEDULE 1
GROWTH IN EPS PRE-GRANT PERFORMANCE CONDITION

This Schedule sets out the performance conditions for the grant of Options for the purposes of rule 4.4.

1.

In this Schedule, unless the context otherwise requires, the following words and expressions shall have the following meanings, namely:

Accounts means the consolidated accounts of each Qualifying Company for a Financial Year;

Accounts Date means the date on which the Accounts are published;

Auditors means the auditors for the time being of each Qualifying Company (acting as experts not arbitrators);

Base Year means, in relation to each Qualifying Company, the Financial Year ending immediately before the start of the Prescribed Period;

Earnings per Share or EPS  means, for any Financial Year of the relevant Qualifying Company, the earnings per ordinary share of a Qualifying Company (before amortisation of goodwill and intangible assets, exceptional items and related tax effects) calculated in accordance with Financial Reporting Standard No. 3 issued by the Accounting Standards Board Limited or any modification thereto provided that to ensure comparability of Financial Years of the Qualifying Company within a Prescribed Period and for the Base Year the Committee may:

(a)

adjust the figure for earnings per share as calculated in accordance with the relevant accounting standard to arrive at a figure which reflects the underlying business performance of the Group (and may, without limitation, adjust by excluding any or all extraordinary or exceptional items from the earnings per share calculation);

(b)

adjust the figure to ensure that the rates of conversion of any currency are applied on a consistent basis in respect of years falling within the Prescribed Period and for the Base Year; and

(c)

adjust the figure to ensure that the relevant accounting standards are applied on a consistent basis in respect of years falling within the Prescribed Period and for the Base Year,

provided that the Committee shall have discretion to adjust this definition of EPS to take account of any change in recognised accounting standards or practice, fiscal regime or capital structure, to ensure consistent measurement and accountability;

Financial Year means an accounting reference period as defined in accordance with section 224 of the Companies Act 1985;

Prescribed Period means the period of three consecutive Financial Years ending with the latest Financial Year for which Accounts have been published;  and

Target Pool means a pool of Shares consisting of a number of UK Shares and Dutch Shares determined by the formula:

50% x A/B

(which shall be applied separately to each Qualifying Company), where:

A is the aggregate of the base annual salaries (expressed in sterling terms) of the proposed grantees of Options in any year (adjusted in such manner as the Committee thinks fit); and

B is the market value of a UK Share or Dutch Share (as the case may be) on the Date of Grant of the Option, expressed in sterling terms;

2.

Prior to the grant of Options, the Committee shall determine the arithmetic mean of the EPS achieved by each Qualifying Company, and then calculate the percentage compound growth in such average EPS over the Prescribed Period, expressed as a per annum rate of growth.

3.

The percentage of the Target Pool which will be available to be put under Option under the Scheme in any Financial Year shall be determined by reference to the averaged compound growth per annum in EPS determined under paragraph 2, as set out in the following table:

Average EPS growth per annum over Prescribed Period	% of Target Pool available
Less than 6%	50%
6% or more but less than 8%	75%
8% or more but less than 10%	100%
10% or more but less than 12%	125%
12% or more	150%

4.

The pool will not be adjusted in the event of actual performance between the target threshold points.

5.

The Committee will have discretion to increase the EPS growth performance hurdles above in order to take into account any movement in the rate of inflation.

SCHEDULE 2
GROWTH IN EPS PERFORMANCE CONDITION FOR EXERCISE

This Schedule sets out the performance conditions for the exercise of Options for the purposes of rule .

1.

In this Schedule, unless the context otherwise requires, the following words and expressions shall have the following meanings, namely:

Accounts means the consolidated accounts of each Qualifying Company for a Financial Year;

Accounts Date means the date on which the Accounts are published;

Auditors means the auditors for the time being of each Qualifying Company (acting as experts not arbitrators);

Base Year means, in relation to each Qualifying Company, the Financial Year ending immediately before the start of the Prescribed Period;

Earnings per Share or EPS  means, for any Financial Year of the relevant Qualifying Company, the earnings per ordinary share of a Qualifying Company (before amortisation of goodwill and intangible assets, exceptional items and related tax effects) calculated in accordance with Financial Reporting Standard No. 3 issued by the Accounting Standards Board Limited or any modification thereto provided that to ensure comparability of Financial Years of the Qualifying Company within a Prescribed Period and for the Base Year the Committee may:

(a)

adjust the figure for earnings per share as calculated in accordance with the relevant accounting standard to arrive at a figure which reflects the underlying business performance of the Group (and may, without limitation, adjust by excluding any or all extraordinary or exceptional items from the earnings per share calculation);

(b)

adjust the figure to ensure that the rates of conversion of any currency are applied on a consistent basis in respect of years falling within the Prescribed Period and for the Base Year; and

(c)

adjust the figure to ensure that the relevant accounting standards are applied on a consistent basis in respect of years falling within the Prescribed Period and for the Base Year,

provided that the Committee shall have discretion to adjust this definition of EPS to take account of any change in recognised accounting standards or practice, fiscal regime or capital structure, to ensure consistent measurement and accountability;

Financial Year means an accounting reference period as defined in accordance with section 224 of the Companies Act 1985;  and

Prescribed Period in relation to any Option means the period of three consecutive Financial Years beginning with the Financial Year in which the Date of Grant of the Option occurs.

2.

Prior to the third anniversary of the Date of Grant of any Options, the Committee shall determine the arithmetic mean of the EPS achieved by each Qualifying Company, and then calculate the percentage compound growth in such average EPS over the Prescribed Period, expressed as a per annum rate of growth.

3.

Options shall only be exercisable if the averaged compound growth in EPS determined under paragraph 2 over the Prescribed Period is at least 6% per annum.

4.

There will be no opportunity for retesting if the performance target is not met over the Prescribed Period.

5.

The Committee will have discretion to increase the EPS growth performance hurdles above in order to take into account any movement in the rate of inflation.

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APPENDIX 1

INLAND REVENUE APPROVED PART OF THE SCHEME

For any Eligible Employee to whom the Board wishes to grant Options under an Inland Revenue approved scheme, the following provisions relating to Options shall apply:

(A)

The Rules of the Scheme shall apply to the grant of Options under this Appendix subject to the modifications contained in the following paragraphs.

(A)

The definition of Eligible Employee shall be construed so that:

(a)

no Option may be granted under this Appendix to a director of any member of the Group unless such director is required to devote not less than 25 hours per week to the affairs of the Group; and

(b)

no Option may be granted under this Appendix to an Eligible Employee who is ineligible to participate in the Scheme by virtue of paragraph 9 of Schedule 4 to ITEPA.

(C)

In Rule  a new sub-rule (c) shall be inserted as follows:

“(c)

any day on which any change to the legislation affecting Share Option Schemes approved by the Inland Revenue under ITEPA is proposed or made”

(D)

The definition of Shares (and of UK Shares and Dutch Shares) shall be subject to the condition that they satisfy paragraphs 16 to 20 of Schedule 4 to ITEPA.

(E)

A new rule 3.5 shall be inserted as follows:

“3.5

No Executive shall be granted an Option which would, at the proposed Date of Grant, cause the aggregate of the Market Values (determined at their Date of Grant (in accordance with Part VIII Taxation of Chargeable Gains Act 1992)) of subsisting Options held by him pursuant to a grant under this Appendix and the exercise prices of subsisting options held by him under any Associated Scheme, to exceed £30,000 (or such other amount as shall be specified under paragraph 6(1) of Schedule 4 of ITEPA from time to time).”

For the purposes of this paragraph (E):

Associated Scheme means any Share Option Scheme (other than the Scheme) approved under Schedule 4 to ITEPA and established by the Scheme Organiser or an associated company of the Scheme Organiser within the meaning of section 416 of ICTA; and

Market Value means in relation to:

(a)

a UK Share on any day, the middle market quotation as ascertained from The Daily Official List of The London Stock Exchange of a UK Share on that day; and

(b)

a Dutch Share on any day, the closing price on the Amsterdam Stock Exchange on that day for a Dutch Share (subject if required to the approval of the Inland Revenue Shares Valuation Division).

(F)

Any performance condition imposed under rule  must be objective.

(G)

Any Option granted under this Appendix may only be exercised by an Option Holder who is not ineligible to participate in the Scheme by virtue of paragraph 9 of Schedule 4 to ITEPA.

(H)

In rule 5.3(b) and 5.5(e), the words “or Specified Age Retirement” shall be added at the end.  For the purposes of this paragraph (H), Specified Age Retirement means Retirement in circumstances where the Participant is at least age 55 (being the “specified age” for the purposes of paragraph 35A of Schedule 4 of ITEPA).

(I)

Rule 6.1(ii) shall not apply to an Option granted under this Appendix. In its place a new rule 6.2 shall be inserted as follows:

“6.2

If the Board becomes aware that the Scheme Organiser is or expected to be affected by any demerger, dividend in specie, super-dividend or other transaction, which, in the opinion of the Board, would affect the current or future value of any Options, the Committee (acting fairly and objectively and taking account of the extent to which any conditions under Rule 4.5 have been satisfied, the period of time which has elapsed since the Date of Grant and any other criteria they may consider to be relevant) may, in its absolute discretion, allow Options to be exercised (whether or not the period in which the Option may be exercised has commenced and whether or not any conditions imposed under Rule 4.5 have been satisfied).  The Committee shall specify the period in which such Options shall be exercised and whether such Options shall lapse at the end of the specified period.  The Committee shall notify any Participant who is affected by the discretion exercised under this rule.”

(J)

No Adjustment pursuant to rule  in relation to an Option granted under this Appendix shall take effect without the prior approval of the Inland Revenue.

(K)

In addition to its powers under rule , the Board may make such amendments to this Appendix as are necessary or desirable to obtain or maintain Inland Revenue approval of this Appendix.

At a time when this Appendix is approved by the Inland Revenue, and if such approved status is to be maintained, no amendment to any key feature (as defined by paragraph 30 of Schedule 4 to ITEPA) of the rules of the Scheme or this Appendix may take effect as regards this Appendix without the prior approval of the Inland Revenue (and if such approved status is not to be maintained, the Scheme Organiser shall notify the Inland Revenue of the relevant amendment).

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APPENDIX 1
SCHEME APPLICABLE TO ELSEVIER REED FINANCE BV

If the Board wishes to grant Options to employees of Elsevier Reed Finance BV (ERF) or of companies under the Control of ERF, it may grant Options pursuant to this Appendix, and the following provisions shall apply:

(A)

The Rules of the Scheme shall apply to the grant of Options under this Appendix subject to the modifications contained in the following paragraphs.

(B)

The definition of Group shall be construed as including ERF and every company which is under the Control of ERF;

(C)

The definition of Share Option Scheme shall be amended as follows:

“Share Option Scheme means any share option scheme adopted by the shareholders of RE PLC, RE NV, the Scheme Organiser or ERF in General Meeting;”

and

(D)

Options shall not be granted under this Appendix without the agreement of the supervisory board of ERF.

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